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                            August 18, 2021

       Vijay Manthripragada
       President and Chief Executive Officer
       Montrose Environmental Group, Inc.
       5120 Northshore Drive
       North Little Rock, AR 72118

                                                        Re: Montrose
Environmental Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2021
                                                            File No. 333-258732

       Dear Mr. Manthripragada:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Peter Wardle